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CUSIP NO.  784849101                   13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)(1)

                             SONICblue Incorporated
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                                (Name of Issuer)

                         COMMON STOCK, par value $0.0001
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                         (Title of Class of Securities)

                                    784849101
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                                  CUSIP Number

      Wen-Chi Chen                                   with a copy to:
 VIA Technologies, Inc.                              Sarah A. O'Dowd
8F, 553 Chung-Cheng Road                   Heller Ehrman White & McAuliffe LLP
   Hish-Tieu, Taipei                               275 Middlefield Road
         Taiwan                             Menlo Park, California 94025-3506
    886-2-2218-5452                                    (650) 324-7000
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                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                 January 3, 2001
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                          (Date of Event which requires
                            filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)
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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  784849101                 13D                    Page 2 of 9 pages

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  (1)     Names of Reporting Persons                     VIA Technologies, Inc.

          I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds                                                 WC

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization                           Taiwan

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power             2,198,000 shares
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power        2,198,000 shares

          ---------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               2,198,000 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)              2.7%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*                                        CO

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

  CUSIP NO.  784849101                 13D                    Page 3 of 9 pages

          ---------------------------------------------------------------------
  (1)     Names of Reporting Persons                              VIABASE, Inc.

          I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds                                                 WC

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization           British Virgin Islands

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power             2,198,000 shares
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power        2,198,000 shares

          ---------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               2,198,000 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)              2.7%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*                                        CO

          ---------------------------------------------------------------------

  CUSIP NO.  784849101                   13D                  Page 4 of 9 pages

          ---------------------------------------------------------------------
  (1)     Names of Reporting Persons                          Timtech Co., Ltd.

          I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds                                                 AF

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization           British Virgin Islands

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

          ---------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person


          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)               0%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*                                        CO

          ---------------------------------------------------------------------

  CUSIP NO.  784849101                   13D                  Page 5 of 9 pages

          ---------------------------------------------------------------------
  (1)     Names of Reporting Persons                               Timothy Chen

          I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds                                                 AF

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization                    United States

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

          ---------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person


          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)               0%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*                                        IN

          ---------------------------------------------------------------------

CUSIP NO.  784849101                   13D                     Page 6 of 9 pages


     This Amendment No. 3 is being filed by VIA Technologies, Inc., a Taiwan corporation ("VIA"), on behalf of the Reporting Persons Identified in Item 2 of the Schedule 13D filed on February 24, 2000 by VIA (the "Original Schedule 13D"), as amended by Amendment No. 1, dated April 10, 2000 and filed on May 2, 2000, and Amendment No. 2, dated August 28, 2000 and filed on September 5, 2000 (as so amended, the "Schedule 13D"), pursuant to the Agreement of Joint Filing attached as Exhibit 2 to the Original Schedule 13D, and amends and supplements the Schedule 13D. This Amendment No. 3 relates to shares of common stock, par value $0.0001 per share ("Common Stock") of SONICblue Incorporated (formerly known as S3 Incorporated), a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, the statements contained in the Schedule 13D, as heretofore filed with the Securities and Exchange Commission, are hereby reaffirmed and shall remain in effect.

        Item 2. Identity and Background.

     VIABASE currently owns 198,000 shares of Common Stock. VIABASE owns a warrant to purchase up to 2,000,000 shares of Common Stock at $10.00 per share.

        Timtech currently owns no shares of Common Stock.

        Item 4. Purpose of Transaction.

     On August 28, 2000, VIA entered into an Amended and Restated Investment Agreement (the "Agreement") with the Issuer regarding the formation of a new joint venture. On January 3, 2001, at the closing of the transactions contemplated by the Agreement, Timtech sold 1,073,000 shares of Common Stock to VIABASE for an aggregate consideration of $12,034,766, and VIABASE delivered 13,000,000 shares of Common Stock to S3 Graphics Co., Ltd., a Cayman Islands corporation, in return for securities of that corporation. S3 Graphics Co., Ltd. immediately delivered the shares to the Issuer in exchange for certain assets of the Issuer. On the same date, the Issuer issued to VIABASE a warrant to purchase up to 2,000,000 shares of Common Stock at an exercise price of $10.00 per share, and the Amended and Restated

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CUSIP NO.  784849101                   13D                     Page 7 of 9 pages


Investor Rights Agreement, dated as of February 18, 2000, attached as Exhibit 5 to the Original Schedule 13D, was amended to include the shares purchasable by VIABASE pursuant to the Warrant.

        Item 5. Interest in Securities of the Issuer.

        The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Schedule are based on the number of shares of Common Stock reported as outstanding as of October 19, 2000 in the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2000, minus the 13,000,000 shares of Common Stock delivered as described in Item 4 above. VIA, VIABASE, Timtech and Mr. Chen disclaim responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

     VIA indirectly and beneficially owns 2,198,000 shares of Common Stock (including 198,000 shares owned by VIABASE), representing approximately 2.7% of the Issuer's outstanding shares of Common Stock. VIABASE directly owns 198,000 shares of Common Stock and a warrant to purchase up to 2,000,000 shares of Common Stock, representing in the aggregate approximately 2.7% of the Issuer's outstanding shares of Common Stock. Neither Timtech nor Mr. Chen directly owns any shares of Common Stock. VIA and VIABASE have shared voting and dispositive power with respect to 2,198,000 shares of Common Stock.

CUSIP NO.  784849101                   13D                     Page 8 of 9 pages



     Timtech and Mr. Chen disclaim any beneficial interest in the Common Stock owned by VIABASE or beneficially owned by VIA.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 4.

CUSIP NO.  784849101                   13D


                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001
                                            VIA TECHNOLOGIES, INC.

                                            By:  /s/ WEN-CHI CHEN
                                               --------------------------
                                            Name:  Wen-Chi Chen
                                            Title: President and CEO

                                            VIABASE, INC. (BVI)

                                            By:  /s/ WEN-CHI CHEN
                                               --------------------------
                                            Name:  Wen-Chi Chen
                                            Title: President

                                            TIMTECH CO., LTD.

                                            By:  /s/ TIMOTHY CHEN
                                               --------------------------
                                            Name:  Timothy Chen
                                            Title: President


                                                 /s/ TIMOTHY CHEN
                                            -----------------------------
                                                   Timothy Chen